Mail Stop 3561

September 4, 2009

Ira Lyons, President
Hydrogen Hybrid Technologies, Inc.
2901 Bayview Ave.
P.O. Box 91043
Toronto, Ontario M2K 2Y6 Canada

> **Re:** **Hydrogen Hybrid Technologies, Inc.**
> **Form 10-K for fiscal year ended September 30, 2008**
> **Filed January 13, 2009**
> **File No. 333-76242**

Dear Mr. Lyons:

We issued a comment letter to you on the above captioned filing on August 5, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 16, 2009 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 21, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Ira Lyons
        Fax: (416) 229-0717
        Thomas Cook
        Fax: (702) 221-1963